UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

ASIAINFO-LINKAGE, INC.

(Name of Issuer)

ASIAINFO-LINKAGE, INC.

SKIPPER LIMITED

SKIPPER ACQUISITION CORPORATION

SKIPPER HOLDINGS LIMITED

SKIPPER INVESTMENT LIMITED

POWER JOY (CAYMAN) LIMITED

CITIC CAPITAL MB INVESTMENT LIMITED

CITIC CAPITAL (TIANJIN) EQUITY INVESTMENT LIMITED PARTNERSHIP

ALPINVEST PARTNERS CO-INVESTMENTS 2011 II C.V.

ALPINVEST PARTNERS CO-INVESTMENTS 2012 I C.V.

ALPINVEST PARTNERS CO-INVESTMENTS 2012 II C.V.

CPECHINA FUND L.P.

QATAR HOLDING LLC

AL GHARRAFA INVESTMENT COMPANY

ELLINGTON INVESTMENTS PTE. LTD.

CBC TMT III LIMITED

INNOVALUE CAPITAL LTD.

EDWARD TIAN

JEAN QIN KONG

PACIFICINFO LIMITED

JIAN (JAMES) DING

NEW MEDIA CHINA INVESTMENT I, LTD.

STEVE ZHANG

JUN (MICHAEL) WU

YADONG JIN

GUOXIANG LIU

(Name of Persons Filing Statement)

Common Stock, par value US$0.01 per share

(Title of Class of Securities)

04518A104

(CUSIP Number of Class of Securities)

AsiaInfo-Linkage, Inc. 4th Floor, Zhongdian Information Tower 6 Zhongguancun South Street, Haidian District Beijing 100086, China Attn: Deborah Lv Tel: +86 10 8216 6688

Skipper Limited

Skipper Acquisition Corporation

Skipper Holdings Limited

Skipper Investment Limited

Power Joy (Cayman) Limited

CITIC Capital MB Investment Limited

CITIC Capital (Tianjin) Equity Investment Limited Partnership

c/o CITIC Capital Partners Management Limited

28/F, CITIC Tower

1 Tim Mei Avenue

Central, Hong Kong

Attn: Vicki Hui, Venus Lam, Zhen Ji

+852 3710 6888

Edward Tian Jean Qin Kong PacificInfo Limited Unit 906, Level 9, Cyberport 2 100 Cyberport Road Hong Kong +852 2122 8400	CPEChina Fund L.P. c/o CITIC PE Advisors (Hong Kong) Limited Suite 606, 6/F One Pacific Place 88 Queensway Hong Kong Attn: Cindy Chan +852 3798 0096

Qatar Holding LLC Al Gharrafa Investment Company Q-Tel Tower, 8th Floor Diplomatic Area Street, West Bay P.O. Box 23224, Doha, QATAR Attn: Haywood Blakemore +974 4499 5883	Ellington Investments Pte. Ltd. 60b Orchard Road, #06-18, Tower 2, The Atrium@Orchard Singapore 238891 Attn: Mukul Chawla; Yiran Liu +65 6828 6828

AlpInvest Partners Co-Investments 2011 II C.V.

AlpInvest Partners Co-Investments 2012 I C.V.

AlpInvest Partners Co-Investments 2012 II C.V.

c/o AlpInvest Partners Limited

Jachthavenweg 118, 1091 KJ

Amsterdam

The Netherlands

Attn: E.M.J. Thyssen, P.F.F. de van der Schueren

+31 20 540 7575

CBC TMT III Limited c/o China Broadband Capital Partners, L.P. Unit 906, Level 9, Cyberport 2 100 Cyberport Road Hong Kong Attn: Jian Jiang +852 2122 8400

Jian (James) Ding New Media China Investment I, Ltd. 28-7 Bishui Zhuangyuan, Changping District Beijing 102206 People’s Republic of China +86 10 5706 9898	InnoValue Capital Ltd. No. 113-3, Sec. 1 An-Ho Road Taipei 106 Taiwan, R.O.C. Attn: Pei-Chen Tsai +886 2 2700 6930 ext. 107

Steve Zhang

Jun (Michael) Wu

Yadong Jin

Guoxiang Liu

c/o AsiaInfo-Linkage, Inc.

4th Floor, Zhongdian Information Tower

6 Zhongguancun South Street, Haidian District

Beijing 100086, China

Tel: +86 10 8216 6688

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Shearman & Sterling 12th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong Attn: Paul Strecker, Esq. Fax: +852 2140 0338	DLA Piper LLP (US) 701 5th Ave., Suite 7000 Seattle, Washington 98104 Attn: Andrew D. Ledbetter, Esq. Fax: +1 206 494 1800	Davis Polk & Wardwell The Hong Kong Club Building 3A Chater Road Hong Kong Attn: Mark J. Lehmkuhler, Esq. +852 2533 3300

Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004 People’s Republic of China Attn: Peter X. Huang, Esq. +86 10 6535-5599	Akin Gump Strauss Hauer & Feld LLP Unit 05-07, 36th Floor Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong Attn: Gregory D. Puff, Esq. +852 3694 3010	Simpson Thacher & Bartlett ICBC Tower, 35/F 3 Garden Road Hong Kong Attn: Kathryn King Sudol, Esq. +852 2514 7622

Ropes & Gray 41st Floor, One Exchange Square 8 Connaught Place Central Hong Kong Attn: Brian Schwarzwalder, Esq. +852 3664 6577	Baker & McKenzie 15th Floor, 168 Tun Hwa North Road Taipei 10548 Taiwan, R.O.C. Attn: Alex Chiang, Esq. Mark Tu, Esq. + 886 2 2715 7283	Cleary Gottlieb Steen & Hamilton LLP Al Sila Tower, 27th Floor Sowwah Square, P.O. Box 29920, Abu Dhabi, United Arab Emirates Attn: Gamal M. Abouali, Esq. +971 2 412 1720

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
US$763,301,776.89	US$104,114.36

*	Calculated solely for the purpose of determining the filing fee. The filing fee is calculated based on the sum of (A) 61,737,826 shares of common stock issued and outstanding as of June 30, 2013 (consisting of the 72,864,393 shares of common stock outstanding as of June 30, 2013 minus the shares owned by Rollover Stockholders and Power Joy (Cayman) Limited) multiplied by US$12.00 merger consideration, (B) 6,425,841 shares of common stock underlying outstanding options as of June 30, 2013 with an exercise price below US$12.00 per share multiplied by US$3.29 per share (which is the difference between the US$12.00 merger consideration and the weighted average exercise price of such options of US$8.71 per share), and (C) 108,904 shares of common stock underlying outstanding restricted stock units multiplied by US$12.00 per share.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$104,114.36	Filing Party: AsiaInfo-Linkage, Inc.

Form or Registration No.: Schedule 14A	Date Filed: July 23, 2013

INTRODUCTION

This Amendment No. 4 (the “Final Amendment”) to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) AsiaInfo-Linkage, Inc., a Delaware corporation (the “Company”), the issuer of the registered shares of Company common stock, par value US$0.01 per share (each, a “Share” and collectively, the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Skipper Limited, a Cayman Islands company (“Parent”); (c) Skipper Acquisition Corporation, a Delaware corporation (“Merger Sub”); (d) Skipper Holdings Limited, a Cayman Islands company (“Holdco”); (e) Skipper Investment Limited, a Cayman Islands company (“CCP Co-Investment Co”); (f) Power Joy (Cayman) Limited, a Cayman Islands company (“Power Joy”); (g) CITIC Capital MB Investment Limited, a Cayman Islands company (“CITIC Capital MB”); (h) CITIC Capital (Tianjin) Equity Investment Limited Partnership, a People’s Republic of China (“PRC”) limited partnership (“CITIC RMB”); (i) AlpInvest Partners Co-Investments 2011 II C.V., a Netherlands limited partnership (“AlpInvest 2011 II”); (j) AlpInvest Partners Co-Investments 2012 I C.V., a Netherlands limited partnership (“AlpInvest 2012 I”); (k) AlpInvest Partners Co-Investments 2012 II C.V., a Netherlands limited partnership (“AlpInvest 2012 II” and, together with AlpInvest 2011 II and AlpInvest 2012 I, “AlpInvest”); (l) CPEChina Fund L.P., a Cayman Islands company (“CPEChina”); (m) Qatar Holding LLC, a Qatar company (“QH”); (n) Al Gharrafa Investment Company, a Cayman Islands company (“Al Gharrafa”); (o) Ellington Investments Pte. Ltd., a Singapore company (“Ellington”); (p) CBC TMT III Limited, a British Virgin Islands company (“CBC”); (q) InnoValue Capital Ltd., a British Virgin Islands company (“InnoValue”); (r) Mr. Edward Tian, a director of the Company (“Founder”); (s) Ms. Jean Qin Kong, the Founder’s spouse; (t) PacificInfo Limited, a British Virgin Islands company (“PacificInfo” and, together with the Founder and Ms. Kong, the “Founder Parties”); (u) Mr. Jian (James) Ding, a co-chairman of the Company; (v) New Media China Investment I, Ltd., a British Virgin Islands company (“New Media”); (w) Mr. Steve Zhang, the president and chief executive officer of the Company; (x) Mr. Jun (Michael) Wu, an executive vice president and the chief financial officer of the Company; (y) Mr. Yadong Jin, an executive vice president, the chief technology officer and the general manager of marketing of the Company; and (z) Mr. Guoxiang Liu, an executive vice president of the Company.

The Transaction Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of May 12, 2013, by and among the Company, Parent and Merger Sub, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject of the Transaction Statement.

All information contained in the Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15 Additional Information.

Item 15(c) is hereby amended and supplemented as follows:

On December 19, 2013, at 3:00 p.m., Beijing time, a special meeting of shareholders of the Company (the “Special Meeting”) was held at 4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing, People’s Republic of China. At the Special Meeting, the stockholders of the Company voted to adopt the Merger Agreement.

On January 15, 2014, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective on January 15, 2014 (the “Effective Time”). As a result of the Merger, Merger Sub merged with and into the Company, with the Company as the surviving corporation in the Merger and a wholly owned subsidiary of Parent.

Upon the consummation of the Merger, each share of Company common stock issued and outstanding immediately prior to the Effective Time (other than the excluded shares and the dissenting shares) was converted into the right to receive US$12.00 in cash without interest (the “Merger Consideration”). An “excluded share” is a share of Company common stock held (i) in the treasury of the Company or (ii) by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) immediately prior to the Effective Time, including each share of Company common stock contributed to Parent by the rollover stockholders in accordance with certain rollover agreements entered into by Parent and the rollover stockholders and each share of Company common stock contributed to Parent by certain other stockholders of the Company in accordance with certain additional rollover agreements. A “dissenting share” is a share of Company common stock held by a stockholder who is entitled to demand and properly demands appraisal of such share pursuant to, and who complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware, as amended.

At the Effective Time, (i) each outstanding and unvested option to purchase shares of Company common stock that was granted under the Company’s 2011 Stock Incentive Plan and held by a tier I employee, and (ii) 73.3% of each outstanding and unvested option to purchase shares of Company common stock that was granted under the Company’s 2011 Stock Incentive Plan and held by a tier II employee, was converted into an option to purchase a number of shares of Holdco equal to the number of shares subject to such options to purchase shares of Company common stock (or such applicable portion thereof in the case of a tier II employee). The exercise price of the option to purchase a share of Holdco was equal to the excess of (x) the fair market value of a share of Holdco immediately following the Effective Time as determined by Parent in good faith over (y) the excess of the Merger Consideration over the per share exercise price of such existing options to purchase shares of Company common stock. A “tier I employee” refers to an employee of the Company with the title of vice president or a more senior title as of the date of the Merger Agreement. A “tier II employee” refers to an employee of the Company with the title of director as of the date of the Merger Agreement.

At the Effective Time, (i) 26.7% of each outstanding and unvested option to purchase shares of Company common stock that was granted under the Company’s 2011 Stock Incentive Plan and held by a tier II employee, and (ii) each outstanding and unvested option to purchase shares of Company common stock that was granted under the Company’s 2011 Stock Incentive Plan and held by an employee of the Company who is neither a tier I employee nor a tier II employee, was canceled in consideration of an award of restricted stock units (or in the case of a U.S. taxpayer, restricted stock) that provides for the issuance of a number of shares of Holdco. Such number of shares of Holdco had an aggregate fair market value as of immediately after the Effective Time as determined by Parent in good faith equal to the excess of the Merger Consideration over the per share exercise price of such options to purchase shares of Company common stock, multiplied by the number of shares of Company common stock subject to such options.

At the Effective Time, (x) each outstanding and vested option to purchase shares of Company common stock that was granted under the Company’s 2011 Stock Incentive Plan, and (y) each outstanding option, whether vested or unvested, to purchase shares of Company common stock that was granted under a stock plan of the Company other than the Company’s 2011 Stock Incentive Plan, was canceled in consideration of, as soon as practicable after the Effective Time, (i) the right to receive a cash payment in an amount equal to the excess of the Merger Consideration over the per share exercise price of such options, or (ii) at the election of the holder of such options, the right to receive a number of shares of Holdco with an aggregate fair market value as of immediately following the Effective Time as determined by Parent in good faith equal to the excess of the Merger Consideration over the per share exercise price of such options, multiplied by the number of shares of Company common stock subject to such options.

At the Effective Time, each outstanding restricted stock unit relating to a share of Company common stock that was granted under a stock plan of the Company was converted into a restricted stock unit that provides for the issuance of a share of Holdco.

Notwithstanding the above, at the Effective Time, each outstanding option to purchase shares of Company common stock held by Libin Sun, Davin A. Mackenzie, Sean Shao, Thomas J. Manning, Yungang Lu and Xiwei Huang (each, a director of the Company), whether vested or unvested, was canceled in consideration of the right to receive a cash payment in an amount equal to the excess of the Merger Consideration over the per share exercise price of such option, multiplied by the number of shares of Company common stock subject to such option. At the Effective Time, each outstanding restricted stock unit relating to a share of Company common stock held by Libin Sun, Davin A. Mackenzie, Sean Shao, Thomas J. Manning, Yungang Lu and Xiwei Huang (each, a director of the Company) was converted into the right to receive the Merger Consideration.

As a result of the Merger, the shares of Company common stock ceased to trade on the NASDAQ Global Market (“NASDAQ”) and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. NASDAQ has filed an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the shares of Company common stock under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

Item 16 Exhibits.

(a)(1) Proxy Statement of the Company, incorporated by reference to the Schedule 14A filed with the SEC on November 18, 2013.

(a)(2) Form of Proxy Card, incorporated herein by reference to Annex K to the Proxy Statement.

(a)(3) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated May 13, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company to the SEC on May 13, 2013.

(a)(5) Current Report on Form 8-K filed by the Company to the SEC on May 21, 2013 (incorporated herein by reference).

(a)(6) Press Release dated May 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company to the SEC on May 24, 2013.

(b) Debt Commitment Letter by and among Merger Sub, Parent, Holdco, Power Joy (Cayman) Limited and, as mandated lead arrangers, Bank of Taiwan, Cathay United Bank, Co., LTD., ICBC International Capital Limited, Maybank Investment Bank Berhad and Nomura International (Hong Kong) Limited and, as lenders, Bank of Taiwan, New York Branch, Cathay United Bank, LTD. Los Angeles Agency, ICBC International Holdings Limited, Maybank International (L) Ltd. and Nomura Special Investments Singapore Pte. Ltd., dated May 7, 2013, incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Power Joy, the Founder Parties, Jian (James) Ding, New Media and Steve Zhang with the SEC on May 14, 2013 (the “Joint Filing Schedule 13D”).

(c)(1) Opinion of Goldman Sachs (Asia) L.L.C., dated May 12, 2013, incorporated herein by reference to Annex H to the Proxy Statement.

(c)(2) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated March 21, 2012.*

(c)(3) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated July 19, 2012.*

(c)(4) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated November 14, 2012.*

(c)(5) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated March 22, 2013.*

(c)(6) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the special committee of the board of directors of the Company, dated May 12, 2013.*

(d)(1) Agreement and Plan of Merger by and among the Company, Parent and Merger Sub, dated May 12, 2013, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guarantee by Power Joy in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(d)(3) Limited Guarantee by CITIC Capital MB in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex C to the Proxy Statement.

(d)(4) Limited Guarantee by CPEChina in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex D to the Proxy Statement.

(d)(5) Limited Guarantee by CBC in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex E to the Proxy Statement.

(d)(6) Limited Guarantee by InnoValue in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex F to the Proxy Statement.

(d)(7) Payment Agreement by and among Ellington and the Company, dated May 12, 2013, incorporated herein by reference to Annex G to the Proxy Statement.

(d)(8) Equity Commitment Letter by Power Joy in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.4 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(9) Equity Commitment Letter by CITIC RMB in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.5 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(10) Equity Commitment Letter by CPEChina in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.6 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(11) Equity Commitment Letter by Al Gharrafa in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.7 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(12) Equity Commitment Letter by Ellington in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.8 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(13) Equity Commitment Letters by AlpInvest 2011 II in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.9 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(14) Equity Commitment Letters by AlpInvest 2012 I in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.10 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(15) Equity Commitment Letters by AlpInvest 2012 II in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.11 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(16) Equity Commitment Letter by CBC in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.12 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(17) Equity Commitment Letter by InnoValue in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.13 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(18) Rollover Agreement by and among the rollover stockholders, Parent and Holdco, dated May 12, 2013, incorporated by reference to Exhibit 99.14 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(19) Voting Agreement by and among the Founder Parties, Jian (James) Ding, New Media, Steve Zhang, Jun (Michael) Wu, Yadong Jin, Guoxiang Liu, Parent, Holdco, dated May 12, 2013, incorporated by reference to Exhibit 99.15 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(20) Amendment Agreement by and among the parties to the Rollover Agreement and the Voting Agreement, dated June 17, 2013, incorporated by reference to Exhibit 99.23 to Amendment No. 1 to the Joint Filing Schedule 13D filed with the SEC on June 18, 2013.

(d)(21) Consortium Agreement by and among CCP Co-Investment Co, Holdco, Parent, Merger Sub, Power Joy, CITIC RMB, AlpInvest, CPEChina, Al Gharrafa, Ellington, CBC, InnoValue, CITIC Capital MB, the Founder and PacificInfo dated May 12, 2013, incorporated by reference to Exhibit 99.16 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)(2) Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex I to the Proxy Statement.

(g) Not applicable.

*	Previously filed on July 23, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 15, 2014

ASIAINFO-LINKAGE, INC.

By:	/s/ Davin A. Mackenzie
	Name:	Davin A. Mackenzie
	Title:	Director

SKIPPER INVESTMENT LIMITED

By:	/s/ Ji Zhen
	Name:	Ji Zhen
	Title:	Authorised Signatory

SKIPPER HOLDINGS LIMITED

By:	/s/ Ji Zhen
	Name:	Ji Zhen
	Title:	Authorised Signatory

SKIPPER LIMITED

By:	/s/ Ji Zhen
	Name:	Ji Zhen
	Title:	Authorised Signatory

SKIPPER ACQUISITION CORPORATION

By:	/s/ Ji Zhen
	Name:	Ji Zhen
	Title:	Authorised Signatory

POWER JOY (CAYMAN) LIMITED

By:	/s/ Ji Zhen
	Name:	Ji Zhen
	Title:	Authorised Signatory

CITIC CAPITAL MB INVESTMENT LIMITED

By:	/s/ Ji Zhen
	Name:	Ji Zhen
	Title:	Authorised Signatory

CITIC CAPITAL (TIANJIN) EQUITY INVESTMENT LIMITED PARTNERSHIP (中信资本(天津)股权投资合伙企业(有限合伙))

By:	/s/ Ji Zhen
	Name:	Ji Zhen
	Title:	Authorised Signatory

CPECHINA FUND, L.P. BY: CITIC PE ASSOCIATES, L.P. BY: CITIC PE FUNDS LIMITED

By:	/s/ Ching Nar Cindy Chan
	Name:	Ching Nar Cindy Chan
	Title:	Director

ALPINVEST PARTNERS CO-INVESTMENTS 2011 II C.V., as represented by its general partner AlpInvest Partners 2011 B.V., in its turn represented by AlpInvest Partners B.V., its managing director

By:	/s/ Maarten Vervoort
	Name:	Maarten Vervoort
	Title:	Managing Director

By:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

ALPINVEST PARTNERS CO-INVESTMENTS 2012 I C.V., as represented by its general partner AlpInvest Partners 2012 I B.V., in its turn represented by AlpInvest Partners B.V., its managing director

By:	/s/ Maarten Vervoort
	Name:	Maarten Vervoort
	Title:	Managing Director

By:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

ALPINVEST PARTNERS CO-INVESTMENTS 2012 II C.V., as represented by its general partner AlpInvest Partners 2012 II B.V., in its turn represented by AlpInvest Partners B.V., its managing director

By:	/s/ Maarten Vervoot
	Name:	Maarten Vervoot
	Title:	Managing Director

By:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

QATAR HOLDING LLC

By:	/s/ Haywood Blakemore
	Name:	Haywood Blakemore
	Title:	Authorized Signatory

AL GHARRAFA INVESTMENT COMPANY

By:	/s/ Haywood Blakemore
	Name:	Haywood Blakemore
	Title:	Authorized Signatory

ELLINGTON INVESTMENTS PTE. LTD.

By:	/s/ Mukul Chawla
	Name:	Mukul Chawla
	Title:	Authorized Signatory

CBC TMT III LIMITED

By:	/s/ Edward Tian
	Name:	Edward Tian
	Title:	Director

INNOVALUE CAPITAL LTD.

By:	/s/ Liu, Tzu-Lien
	Name:	Liu, Tzu-Lien
	Title:	Director

EDWARD TIAN

/s/ Edward Tian

PACIFICINFO LIMITED

By:	/s/ Edward Tian
	Name:	Edward Tian
	Title:	Director

JEAN QIN KONG

/s/ Jean Qin Kong

JIAN (JAMES) DING

/s/ Jian (James) Ding

NEW MEDIA CHINA INVESTMENT I, LTD.

By:	/s/ Jian (James) Ding
	Name:	Jian (James) Ding
	Title:	Director

STEVE ZHANG

/s/ Steve Zhang

JUN (MICHAEL) WU

/s/ Jun (Michael) Wu

YADONG JIN

/s/ Yadong Jin

GUOXIANG LIU

/s/ Guoxiang Liu

EXHIBIT INDEX

(a)(1) Proxy Statement of the Company, incorporated by reference to the Schedule 14A filed with the SEC on November 18, 2013.

(a)(2) Form of Proxy Card, incorporated herein by reference to Annex K to the Proxy Statement.

(a)(3) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated May 13, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company to the SEC on May 13, 2013.

(a)(5) Current Report on Form 8-K filed by the Company to the SEC on May 21, 2013 (incorporated herein by reference).

(a)(6) Press Release dated May 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company to the SEC on May 24, 2013.

(b) Debt Commitment Letter by and among Merger Sub, Parent, Holdco, Power Joy (Cayman) Limited and, as mandated lead arrangers, Bank of Taiwan, Cathay United Bank, Co., LTD., ICBC International Capital Limited, Maybank Investment Bank Berhad and Nomura International (Hong Kong) Limited and, as lenders, Bank of Taiwan, New York Branch, Cathay United Bank, LTD. Los Angeles Agency, ICBC International Holdings Limited, Maybank International (L) Ltd. and Nomura Special Investments Singapore Pte. Ltd., dated May 7, 2013, incorporated by reference to Exhibit 99.3 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(c)(1) Opinion of Goldman Sachs (Asia) L.L.C., dated May 12, 2013, incorporated herein by reference to Annex H to the Proxy Statement.

(c)(2) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated March 21, 2012.*

(c)(3) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated July 19, 2012.*

(c)(4) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated November 14, 2012.*

(c)(5) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated March 22, 2013.*

(c)(6) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the special committee of the board of directors of the Company, dated May 12, 2013.*

(d)(1) Agreement and Plan of Merger by and among the Company, Parent and Merger Sub, dated May 12, 2013, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guarantee by Power Joy in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(d)(3) Limited Guarantee by CITIC Capital MB in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex C to the Proxy Statement.

(d)(4) Limited Guarantee by CPEChina in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex D to the Proxy Statement.

(d)(5) Limited Guarantee by CBC in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex E to the Proxy Statement.

(d)(6) Limited Guarantee by InnoValue in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex F to the Proxy Statement.

(d)(7) Payment Agreement by and among Ellington and the Company, dated May 12, 2013, incorporated herein by reference to Annex G to the Proxy Statement.

(d)(8) Equity Commitment Letter by Power Joy in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.4 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(9) Equity Commitment Letter by CITIC RMB in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.5 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(10) Equity Commitment Letter by CPEChina in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.6 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(11) Equity Commitment Letter by Al Gharrafa in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.7 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(12) Equity Commitment Letter by Ellington in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.8 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(13) Equity Commitment Letters by AlpInvest 2011 II in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.9 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(14) Equity Commitment Letters by AlpInvest 2012 I in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.10 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(15) Equity Commitment Letters by AlpInvest 2012 II in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.11 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(16) Equity Commitment Letter by CBC in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.12 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(17) Equity Commitment Letter by InnoValue in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.13 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(18) Rollover Agreement by and among the rollover stockholders, Parent and Holdco, dated May 12, 2013, incorporated by reference to Exhibit 99.14 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(19) Voting Agreement by and among the Founder Parties, Jian (James) Ding, New Media, Steve Zhang, Jun (Michael) Wu, Yadong Jin, Guoxiang Liu, Parent and Holdco, dated May 12, 2013, incorporated by reference to Exhibit 99.15 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(20) Amendment Agreement by and among the parties to the Rollover Agreement and the Voting Agreement, dated June 17, 2013, incorporated by reference to Exhibit 99.23 to Amendment No. 1 to the Joint Filing Schedule 13D filed with the SEC on June 18, 2013.

(d)(21) Consortium Agreement by and among CCP Co-Investment Co, Holdco, Parent, Merger Sub, Power Joy, CITIC RMB, AlpInvest, CPEChina, Al Gharrafa, Ellington, CBC, InnoValue, CITIC Capital MB, the Founder and PacificInfo dated May 12, 2013, incorporated by reference to Exhibit 99.16 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)(2) Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex I to the Proxy Statement.

(g) Not applicable.

*	Previously filed on July 23, 2013.